UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUA
F

20013918

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SEC FILE NUMBER
8-10533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05-01-2019 (MM/DD/YY) AND ENDING 04-30-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K.W. Chambers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

Clayton (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Overschmidt 314-236-2464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Purk & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

1034 S. Brentwood Blvd., Suite 2000 (Address) St. Louis (City) MO (State) 63117 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Greg Overschmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K.W. Chambers & Co., as of April 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAN BRADSHAW
Notary Public - Notary Seal
State of Missouri, St Charles County
Commission Number 13519333
My Commission Expires Jan 30, 2021

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x]

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K.W. CHAMBERS & CO.
FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
APRIL 30, 2020

Purk
& Associates, P.C.
CPAs and Business Advisors

1034 S. Brentwood Blvd.
Suite 2000
St. Louis, MO 63117
o: 314.884.4000
f: 314.884.4001
www.purkpc.com

Contents

Purk
& Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of *K.W. Chambers & Co.* (the "Company," a Missouri corporation) as of April 30, 2020, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of *K.W. Chambers & Co.* as of April 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of *K.W. Chambers & Co.'s* management. Our responsibility is to express an opinion on *K.W. Chambers & Co.'s* financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to *K.W. Chambers & Co.* in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I – Computation of Net Capital, Aggregate Indebtedness, Basic Net Capital Requirement Pursuant to Rule 15c3-1, Reconciliation with the Company's Computation included in Part IIA of Form X-17A-5 and Statement Pursuant to Rule 15c3-3 (collectively, "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of *K.W. Chambers & Co.*'s financial statements.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

The supplemental information is the responsibility of *K.W. Chambers & Co.'s* management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as *K.W. Chambers & Co.'s* auditor since 2010.

Purk & Associates, P.C.

St. Louis, Missouri
June 24, 2020

FINANCIAL STATEMENTS

K.W. CHAMBERS & CO.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2020

Assets		
Current Assets		
Cash and cash equivalents	$	282,563
Receivables from brokers or dealers		55,252
Prepaid expenses		19,857
Due from officers		1,313
Total Current Assets		358,985
Non-current Assets		
Furniture and fixtures		57,133
Less: Accumulated depreciation		(54,750)
Total Non-current Assets		2,383
Total Assets	$	361,368
Liabilities and Ownership Equity		
Current Liabilities		
Accounts payable and accrued liabilities		86,355
Payable to brokers or dealers		139,570
Pre-billed assessment and registrations		3,240
Income taxes payable		1,050
Note payable - current portion		12,082
Total Current Liabilities		242,297
Non-current Liabilities		
Deferred tax liability		4,493
Note payable - long-term portion		24,718
Total Non-current Liabilities		29,211
Total Liabilities		271,508
Common stock, $1.00 par value; 30,000 shares authorized; 17,500 shares issued; 13,000 outstanding		17,500
Additional paid-in capital		27,018
Retained earnings		59,342
		103,859
Less: treasury stock, at cost; 4,500 shares		(14,000)
Total Ownership Equity		89,860
Total Liabilities and Ownership Equity	$	361,368

K.W. CHAMBERS & CO.

STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2020

Revenues	
Commissions	$ 168,309
Revenue from mutual funds and 12b-1 fees	516,171
Insurance and other	1,443,891
Interest income	12,684
Total Revenues	2,141,055
Expenses	
Employee compensation and benefits	381,754
Commissions	1,462,695
Occupancy and equipment	40,016
Technology and communications	51,945
Other expenses	212,377
Total Expenses	2,148,787
Loss Before Income Taxes	(7,732)
Income Tax Benefit	(1,392)
Net Loss	$ (6,340)

The accompanying notes are an integral part of these financial statements.

K.W. CHAMBERS & CO.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED APRIL 30, 2020

	Shares of Common Stock		Common Stock	Additional Paid-In	Retained	Treasury	Total Ownership
	Issued	Treasury	Issued	Capital	Earnings	Stock	Equity
Balance - May 1, 2019	17,500	(4,500)	$ 17,500	$ 27,018	$ 65,682	$ (14,000)	$ 96,200
Net Loss	-	-	-	-	(6,340)	-	(6,340)
Balance - April 30, 2020	17,500	(4,500)	$ 17,500	$ 27,018	$ 59,342	$ (14,000)	$ 89,860

K.W. CHAMBERS & CO.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2020

Cash Flows from Operating Activities	
Net loss	$ (6,340)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation expense	650
Deferred income tax benefit	(2,012)
Changes in assets and liabilities	
Receivables from brokers or dealers	(46,739)
Prepaid expenses	(19,856)
Accounts payable and accrued liabilities	(5,840)
Payable to brokers or dealers	(163,992)
Pre-billed assessment and registrations	(90)
Income taxes payable	(6,179)
Total Adjustments	(244,058)
Net Cash Used in Operating Activities	(250,398)
Cash Flows from Financing Activities	
Proceeds from note payable	36,800
Net Cash Provided by Financing Activities	36,800
Net Decrease in Cash and Cash Equivalents	(213,598)
Cash and Cash Equivalents - Beginning of Year	496,161
Cash and Cash Equivalents - End of Year	$ 282,563
Supplemental Disclosures of Cash Flow Information	
Income taxes paid	$ 6,799

NOTES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of the Business

K.W. Chambers & Co. (the "Company"), was incorporated on February 29, 1962, and is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas, and Tennessee. The Company does not require collateral to secure receivables.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recognition of Income and Expenses

Commissions, fee income, and related clearing expenses are recorded on a settlement date basis. The Company receives commissions on securities, mutual funds, and annuity products sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee. Reporting such transactions on a trade date basis would not result in a material difference.

Cash and Cash Equivalents

The Company considers all liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

The Company's cash is maintained primarily at two financial institutions. Deposits at these institutions is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Balances may have exceeded the limit during the fiscal year ended April 30, 2020.

Receivables

Receivables primarily consist of commissions receivable from mutual funds and insurance companies and are collectible in less than one year. Management has evaluated the collectability of these receivables and has determined that no allowance for doubtful accounts is necessary.

Furniture and Fixtures

Furniture and fixtures are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of furniture and fixtures is computed using the straight line method over the estimated useful lives of the assets, which is five to seven years. Depreciation expense for the year ended April 30, 2020 was $650.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of income.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of the assets and liabilities. Beginning with fiscal 2019 the Company is filing its income tax returns using the accrual basis of accounting. (See Note 7.)

The Company has implemented the accounting standard prescribed in ASU 2015-17 which requires deferred tax assets and liabilities be classified as noncurrent.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740-10, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination on a more likely than not basis based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has analyzed the tax positions taken and concluded that as of April 30, 2020, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties totaled $61 in fiscal year 2020. Federal and state income tax returns are subject to examination by the respective taxing authorities, generally for three years after they were filed.

Subsequent Events

Management has evaluated the impact on the financial statements, if any, of subsequent events through June 24, 2020 which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $54,588 which was $29,588 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 4.97 to 1.

3. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

4. RELATED PARTY LEASING ARRANGEMENT

In February 2016, the FASB issued *Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842).* Under ASU 2016-02, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.

On May 1, 2019 the Company adopted ASC Topic 842 using the optional transition method approved by FASB. There was no impact to retained earnings as of May 1, 2019 after adopting Topic 842.

The Company has obligations as a lessee for office space on a month-to-month basis from a related party through common ownership. The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Rent expense was $39,366 for the year ended April 30, 2020. The Company paid $1,500 per month for rent through July 2019. In August 2019, the monthly rent was increased to $4,000.

5. CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. RELATED PARTIES

The Company shares office space and employees with an entity that has a common stockholder. The Company received commission income of $240,229 and paid expenses of $253,364 to the related party last year. Also included in commission expense is $25,020 paid to the same related party for commissions due to their brokers. The amount included in accounts payable and accrued liabilities at April 30, 2020 was $25,020 and is expected to be paid in full by the end of August 2020.

Additionally, the Company received $7,812 in rebates from the related party based upon the volume of trades processed and also received $11,602 of interest income from the related party associated with the Company's client account balances.

Included in the accounts payable and accrued liabilities at April 30, 2020 was $37,430 payable to this related party. This amount was due within 30 days.

7. INCOME TAXES

The provision for income tax expense (benefit) consists of the following:

Current	$	1,050
Deferred		(2,442)
	$	(1,392)

The income tax provision differs from expense that would result from applying federal and state statutory rates to income (loss) before income taxes (benefit) primarily due to permanent differences related to the non-deductible portion of meals and entertainment expenses.

Deferred income tax assets and liabilities are recognized for certain income and expenses that are recognized in different periods for income tax and financial statement purposes. Temporary differences resulted primarily from accrual to cash adjustments for income tax purposes as the Company was formerly on the cash basis of accounting for income tax purposes. Deferred taxes also includes the future tax liability form use of bonus depreciation on the income tax return for fixed asset additions and use of straight line depreciation for financial reporting purposes. Beginning with fiscal year 2019, the company adopted the accrual basis of accounting for income tax filing purposes. Such change may be made automatically subject to compliance with filing and tax payment requirements as specified in the Regulations of the Internal Revenue Service. The impact of making this tax accounting change was to increase taxable income in the fiscal year ended April 30, 2019 by $42,826. Under Section 481(a) of the Internal Revenue Code, this increase may be recognized on the tax return ratably over 4 years. An additional $10,707 of taxable income will be recognized in the tax returns for the fiscal year ended April 30, 2020. These temporary differences resulted in recognition of a deferred tax liability of $4,493 as of April 30, 2020.

Income taxes paid during the fiscal year ended April 30, 2020 were as follows:

Federal	$	5,291
State		1,508
	$	6,799

8. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers consists primarily of commissions and fees from the distribution of mutual funds and sale of annuity products on behalf of the Company's customers.

Each time the customer enters into a buy or sell transaction the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date (the date that the company is paid for the trade order). Generally, the performance obligation is satisfied on the trade date because that is when the risks and rewards of ownership have been transferred to or from the customer, but the Company believes that its accounting method most closely matches revenue with its related commission expense. The effect of reporting income on the settlement date rather than the trade date is not material.

The Company enters into arrangements with mutual funds companies to distribute shares to investors and insurance companies to distribute annuity products to customers. The Company may receive commissions paid by the fund or insurance company up front, over time or upon the investor's/customer's exit from the fund or annuity. The Company believes that its performance obligation with respect to mutual funds is the sale of the fund shares and as such is fulfilled on the trade date. With respect to annuities, revenue is recognized in the month in which the commission is earned. Fixed amounts are recognized when earned. Variable amounts are recognized when it is probable that such amounts will be received.

On May 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, using the modified retrospective method applied to those contracts which were not completed as of May 1, 2018. There was no impact to retained earnings as of May 1, 2018 or to revenue for the year ended April 30, 2019 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

9. NOTE PAYABLE

Under the provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Company was eligible to borrow funds under the Paycheck Protection Program. The Company borrowed $36,800 which was outstanding on April 30, 2020. Under the provisions of the CARES Act, this loan may be forgiven if the Company uses the proceeds in a manner specified in the CARES Act. The Company expects to use the proceeds in that manner and expects that some or all of the loan will be forgiven.

In the event that the loan is not forgiven, payments of principal and interest of $2,071 will be required monthly beginning in November 2020. Interest is incurred at 1% per year. The loan is unsecured and has a maturity date of April 2022.

Future maturities are as follows:

2021	$	12,082
2022		24,718
	$	36,800

ADDITIONAL INFORMATION

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED APRIL 30, 2020

Schedule 1

Computation of Net Capital

Total ownership equity	$	89,860
Deductions and/or changes		
Nonallowable assets		
Prepaid expenses		19,857
Due from officers		1,313
Receivables from brokers or dealers		9,770
Furniture and fixtures		2,383
Net capital before haircuts on securities positions		56,537
Haircuts on securities positions		1,949
Net capital	$	54,588

Computation of Aggregate Indebtedness

Accounts payable and accrued liabilities	$	89,595
Payable to brokers or dealers		139,570
Income taxes payable		1,050
Deferred tax liability		4,493
Note payable		36,800
Total aggregate indebtedness	$	271,508

Computation of Basic Net Capital Requirement

Minimum net capital required	$	25,000
Excess net capital	$	29,588
Percentage of aggregate indebtedness to net capital		497%

Reconciliation with the Company's Computation included in Part IIA of Form X-17A-5 as of April 30, 2020

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$	54,588
Net Capital per above	$	54,588

The Company's net capital of $54,588 is $29,588 in excess of the $25,000 minimum net capital requirement of the Financial Industry Regulatory Authority.

Statement Pursuant to Rule 15c3-3

The Company has claimed exemption from Rule 15c3-3 pursuant to section (k)(2)(II). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the accounts of its customers.

Purk & Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by *K.W. Chambers & Co.* (the "Company") and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended April 30, 2020, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (SIPC-7). Management of *K.W. Chambers & Co.* is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Account Check Register Report and Vendor QuickReport Expense Detail) noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 part III for the year ended April 30, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended April 30, 2020, noting the following differences:

Item No. Per Form SIPC-7	Amount Per Form SIPC-7	Amount Per Form X-17A-5	Variances
2a	$2,141,054	$2,141,055	$1
2b Total Additions	-	-	-

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

Item No. Per Form SIPC-7	Amount Per Form SIPC-7	Amount Per Form X-17A-5	Variances
2c(1)	$2,092,535	$2,092,535	-
2c(5)	-	-	-
2c Total Deductions	2,092,535	2,092,535	-
2d	48,519	48,519	-
2e	73	73	-

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on *K.W. Chambers & Co.'s* compliance with the applicable instructions of the Form SIPC-7 for the year ended April 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of *K.W. Chambers & Co*, and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Pwk & associates, P.C.

St. Louis, Missouri
June 24, 2020

Purk
& Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on Management's Exemption Report

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) *K.W. Chambers & Co.* (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which *K.W. Chambers & Co.* claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) *K.W. Chambers & Co.* stated that *K.W. Chambers & Co.* met the identified exemption provisions throughout the most recent fiscal year without exception. *K.W. Chambers & Co.*'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about *K.W. Chambers & Co.'s* compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Purk & Associates, P.C.

St. Louis, Missouri
June 24, 2020

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

K.W. CHAMBERS & CO.

Investment Securities Since 1961

7800 Forsyth Blvd., 5th Floor
St. Louis, MO 63105
(314) 236-2444
Fax (314) 236-2443

EXEMPTION REPORT

Broker or Dealer

Name:	K. W. Chambers & Company
Address:	7800 Forsyth Blvd., 5th Floor, St. Louis, MO 63105
Telephone:	(314) 236-2400
SEC Registration #:	8-10533
FINRA Registration #:	1432

To the best knowledge and belief of the above-mentioned broker or dealer,

- The above-mentioned broker or dealer is claiming an exemption under SEC Rule 15c3-3 under section (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.
- The above-mentioned broker or dealer met the identified exemption provision for the period May 1, 2019 to April 30, 2020 without exception.

Signature: ______________________

Name: Greg Overschmidt

Title: President

Purk
& Associates, P.C.
CPAs and Business Advisors

1034 S. Brentwood Blvd.
Suite 2000
St. Louis, MO 63117

office: 314.884.4000
fax: 314.884.4001

www.purkpc.com